UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

IMPEL PHARMACEUTICALS INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

45258K109
(CUSIP Number)

Todd E. Molz
General Counsel, Chief Administrative Officer & Managing Director
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Oaktree-TCDRS Strategic Credit, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
29,282 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
29,282 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,282 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.11% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The reported securities represent 29,282 shares of common stock of the Issuer (“Common Stock”) issuable upon the exercise of currently exercisable Warrants (as defined below) directly held by the Reporting Person.

(2)
Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree-Forrest Multi-Strategy, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,673 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,673 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,673 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.09% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 23,673 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree-TBMR Strategic Credit Fund C, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,241 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,241 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,241 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 14,241 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree-TBMR Strategic Credit Fund F, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,309 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,309 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,309 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.08% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 22,309 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree-TBMR Strategic Credit Fund G, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
36,417 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
36,417 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,417 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.14% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 36,417 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree-TSE 16 Strategic Credit, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
36,657 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
36,657 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,657 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.14% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 36,657 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
INPRS Strategic Credit Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,847 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,847 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,847 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 10,847 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree Gilead Investment Fund AIF (Delaware), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
183,470 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
183,470 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
183,470 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.69% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities represent 183,470 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree Specialty Lending Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
700,484 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
700,484 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
700,484 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.64% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The reported securities represent 700,484 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree Strategic Credit Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
254,752 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
254,752 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
254,752 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.96% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 254,752 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree GCP Fund Delaware Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,297 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,297 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,297 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.06% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities represent 16,297 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree Diversified Income Fund Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
53,488 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
53,488 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,488 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.20% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The reported securities represent 53,488 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree AZ Strategic Lending Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
348,478 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
348,478 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
348,478 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.31% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities represent 348,478 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree Loan Acquisition Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
135,861 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
135,861 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
135,861 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.51% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities represent 135,861 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree LSL Fund Holdings EURRC S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
373,618 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
373,618 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
373,618 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.41% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 373,618 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree LSL Fund Delaware Holdings EURRC, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
203,801 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
203,801 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
203,801 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.77% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities represent 203,801 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree PRE Life Sciences Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
228,088 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
228,088 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
228,088 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.86% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities represent 228,088 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
254,752 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
254,752 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
254,752 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.96% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 254,752 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by Oaktree Strategic Credit Fund.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Atlas OCM Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,417,011 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,417,011 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,417,011 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.10% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 2,417,011 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Atlas Entities (defined below).

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Brookfield Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
254,752 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
254,752 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
254,752 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.96% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 254,752 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by Oaktree Strategic Credit Fund.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
254,752 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
254,752 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
254,752 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.96% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 254,752 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by Oaktree Strategic Credit Fund.

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,417,011 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,417,011 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,417,011 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.10% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 2,417,011 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Atlas Entities (defined below).

(2) Calculations of percentage ownership are based on a total of 26,571,794 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) to the statement of beneficial ownership on Schedule 13D amends and supplements the statement of beneficial ownership on Schedule 13D filed by the Reporting Persons on September 15, 2023, as amended by Amendment No. 1 filed by the Reporting Persons on October 6, 2023 (the “Original Schedule 13D”, and together with this Amendment No. 2, the “Schedule 13D”).

The Reporting Persons are filing this Amendment No. 2 to report changes in the Reporting Persons’ beneficial ownership of Common Stock since the date of the last amendment of the Original Schedule 13D. Except as amended in this Amendment No. 2, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used in this Amendment No. 2 as so defined in the Original Schedule 13D, unless otherwise defined in this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

As described in Item 4 below, the Oaktree Holders were issued immediately exercisable warrants to acquire an aggregate of 2,671,763 shares of Common Stock at an exercise price per share of $0.01, in connection with the Issuer’s borrowing of $15 million in aggregate principal amount of tranche B term loans made by the tranche B lenders to the Issuer pursuant to the Amended Credit Agreement (as defined below). The interests in the tranche B loan held by the Oaktree Holders were funded from the Oaktree Holders’ contributed capital.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The following is hereby added as a new sub-section immediately after the last paragraph under the heading “Amended Credit Agreement”:

Subsequent Borrowings

On November 3, 2023, the Lenders modified certain strategic milestones of the Issuer under the Amended Credit Agreement and, in connection thereof, the Issuer drew an additional $1.25 million of tranche B term loans (of which the Oaktree Holders funded $937.5 thousand). On November 10, 2023, in connection with the achievement of a strategic milestone, the Issuer drew an additional $1.25 million of tranche B term loans (of which the Oaktree Holders funded $937.5 thousand).

The Issuer continues to have the right to draw up to an additional $5 million in tranche B term loans over the course of 2023, subject to the Issuer’s achievement of certain additional strategic milestones, satisfaction of minimum net revenue and product units sold covenants and satisfaction of certain other covenants and conditions as set forth in the Amended Credit Agreement.

The parenthetical in the second sentence of the second paragraph under the heading “Warrants” is hereby deleted and the following is inserted in lieu thereof:

(collectively, the “Tranche 2 Warrants”)

The following is hereby added after the second sentence of the second paragraph under the heading “Warrants”:

In connection with the Issuer’s draw of an additional $1.25 million of tranche B term loans on November 3, 2023, the Oaktree Holders were issued additional Tranche B Warrants pursuant to warrant certificates exercisable for an aggregate of 222,647 shares of Common Stock (collectively, the “Tranche 3 Warrants”). In connection with the Issuer’s draw of an additional $1.25 million of tranche B term loans on November 10, 2023, the Oaktree Holders were issued additional Tranche B Warrants pursuant to warrant certificates exercisable for an aggregate of 222,647 shares of Common Stock (collectively, the “Tranche 4 Warrants”). The Tranche 1 Warrants, Tranche 2 Warrants, Tranche 3 Warrants and Tranche 4 Warrants are collectively referred to herein as the “Warrants”.

The reference to “1,335,881” in the last sentence of the second paragraph under the heading “Warrants” is hereby deleted and “890,587” is inserted in lieu thereof.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a), (b), and (c) are hereby amended and restated in their entirety as follows:

(a) and (b).

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 2,671,763 shares of Common Stock by virtue of the Warrants directly held by the Oaktree Holders as described below. The Warrants are immediately exercisable for 2,671,763 shares of Common Stock, representing approximately 10.05% of the Common Stock outstanding as of the date hereof.

All such ownership percentages of the securities reported herein are based upon 26,571,794 shares of Common Stock outstanding, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 2,671,763 shares of Common Stock issuable upon full exercise of the Warrants held by the Oaktree Holders.

Oaktree-TCDRS Strategic Credit, LLC directly holds Warrants exercisable immediately for 29,282 shares of Common Stock;

Oaktree-Forrest Multi-Strategy, LLC directly holds Warrants exercisable immediately for 23,673 shares of Common Stock;

Oaktree-TBMR Strategic Credit Fund C, LLC directly holds Warrants exercisable immediately for 14,241 shares of Common Stock;

Oaktree-TBMR Strategic Credit Fund F, LLC directly holds Warrants exercisable immediately for 22,309 shares of Common Stock;

Oaktree-TBMR Strategic Credit Fund G, LLC directly holds Warrants exercisable immediately for 36,417 shares of Common Stock;

Oaktree-TSE 16 Strategic Credit, LLC directly holds Warrants exercisable immediately for 36,657 shares of Common Stock;

INPRS Strategic Credit Holdings, LLC directly holds Warrants exercisable immediately for 10,847 shares of Common Stock;

Oaktree Gilead Investment Fund AIF (Delaware), L.P. directly holds Warrants exercisable immediately for 183,470 shares of Common Stock;

Oaktree Specialty Lending Corporation directly holds Warrants exercisable immediately for 700,484 shares of Common Stock;

Oaktree Strategic Credit Fund directly holds Warrants exercisable immediately for 254,752 shares of Common Stock;

Oaktree GCP Fund Delaware Holdings, L.P. directly holds Warrants exercisable immediately for 16,297 shares of Common Stock;

Oaktree Diversified Income Fund Inc., directly holds Warrants exercisable immediately for 53,488 shares of Common Stock;

Oaktree AZ Strategic Lending Fund, L.P. directly holds Warrants exercisable immediately for 348,478 shares of Common Stock;

Oaktree Loan Acquisition Fund, L.P. directly holds Warrants exercisable immediately for 135,861 shares of Common Stock;

Oaktree LSL Fund Holdings EURRC S.à r.l., directly holds Warrants exercisable immediately for 373,618 shares of Common Stock;

Oaktree LSL Fund Delaware Holdings EURRC, L.P. directly holds Warrants exercisable immediately for 203,801 shares of Common Stock;

Oaktree PRE Life Sciences Fund, L.P. directly holds Warrants exercisable immediately for 228,088 shares of Common Stock;

Oaktree Capital Group, LLC, in its capacity as the indirect manager of Oaktree Strategic Credit Fund, may be deemed to beneficially own the 254,752 shares of Common Stock issuable upon exercise of the Warrants held directly by Oaktree Strategic Credit Fund;

Atlas OCM Holdings, LLC in its capacity as the indirect manager of Oaktree-TCDRS Strategic Credit, LLC, Oaktree-Forrest Multi-Strategy, LLC, Oaktree-TBMR Strategic Credit Fund C, LLC, Oaktree-TBMR Strategic Credit Fund F, LLC, Oaktree-TBMR Strategic Credit Fund G, LLC, Oaktree-TSE 16 Strategic Credit, LLC, INPRS Strategic Credit Holdings, LLC, Oaktree Gilead Investment Fund AIF (Delaware), L.P., Oaktree Specialty Lending Corporation, Oaktree GCP Fund Delaware Holdings, L.P., Oaktree AZ Strategic Lending Fund, L.P., Oaktree Loan Acquisition Fund, L.P., Oaktree PRE Life Sciences Fund, L.P., Oaktree Diversified Income Fund Inc., Oaktree LSL Fund Holdings EURRC S.a r.l., and Oaktree LSL Fund Delaware Holdings EURRC, L.P. (the “Atlas Entities”), may be deemed to beneficially own the 2,417,011 shares of Common Stock issuable upon exercise of the Warrants held directly by the Atlas Entities;

Brookfield Corporation, in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC, may be deemed to beneficially own the 254,752 shares of Common Stock issuable upon exercise of the Warrants held directly by Oaktree Strategic Credit Fund;

BAM Partners Trust, in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation, may be deemed to beneficially own the 254,752 shares of Common Stock issuable upon exercise of the Warrants held directly by Oaktree Strategic Credit Fund; and

Brookfield Asset Management ULC, in its capacity as the indirect owner of Class A units of Atlas OCM Holdings, LLC, may be deemed to beneficially own the 2,417,011 shares of Common Stock issuable upon exercise of the Warrants held directly by the Atlas Entities.

With respect to the Warrants exercisable immediately for shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have shared voting and dispositive power or the shared power to direct the vote and disposition of the number of Warrants exercisable immediately for shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Warrants exercisable immediately for shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than each Oaktree Holder with respect to securities reported as directly held by such Oaktree Holder.

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions related to the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to incorporate by reference the information in Item 4 of this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: November 15, 2023

Oaktree-TCDRS Strategic Credit, LLC

	By:	Oaktree Capital Management, L.P.
	Its:	Manager

	By:	/s/ Henry Orren
		Name:	Henry Orren
		Title:	Senior Vice President

Oaktree-Forrest Multi-Strategy, LLC

	By:	Oaktree Capital Management, L.P.
	Its:	Manager

	By:	/s/ Henry Orren
		Name:	Henry Orren
		Title:	Senior Vice President

Oaktree-TBMR Strategic Credit Fund C, LLC

	By:	Oaktree Capital Management, L.P.
	Its:	Manager

	By:	/s/ Henry Orren
		Name:	Henry Orren
		Title:	Senior Vice President

Oaktree-TBMR Strategic Credit Fund F, LLC

By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree-TBMR Strategic Credit Fund G, LLC

By:	Oaktree Capital Management, L.P.
Its: Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree-TSE 16 Strategic Credit, LLC

By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

INPRS Strategic Credit Holdings, LLC

By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree Gilead Investment Fund AIF (Delaware), L.P.

By:	Oaktree Fund AIF Series, L.P. – Series T
Its:	General Partner
By:	Oaktree Fund GP AIF, LLC
Its:	Managing Member
By:	Oaktree Fund GP III, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree Specialty Lending Corporation

By:	Oaktree Fund Advisors, LLC
Its:	Investment Adviser
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree Strategic Credit Fund

By:	Oaktree Fund Advisors, LLC
Its:	Investment Adviser

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree GCP Fund Delaware Holdings, L.P.

By:	Oaktree Global Credit Plus Fund GP, L.P.
Its:	General Partner
By:	Oaktree Global Credit Plus Fund GP Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree Diversified Income Fund, Inc.
By:	Oaktree Fund Advisers, LLC
Its:	Investment Adviser

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree AZ Strategic Lending Fund, L.P.

By:	Oaktree AZ Strategic Lending Fund GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP IIA, LLC
Its:	General Partner
By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree Loan Acquisition Fund, L.P.

By:	Oaktree Fund GP IIA, LLC
Its:	General Partner
By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree LSL Fund Holdings EURRC S.à r.l.

By:	/s/ Martin Eckel
	Name:	Martin Eckel
	Title:	Manager

Oaktree LSL Fund Delaware Holdings EURRC, L.P.

By:	Oaktree Life Sciences Lending Fund GP, L.P.
Its:	General Partner
By:	Oaktree Life Sciences Lending Fund GP Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree PRE Life Sciences, L.P.

By:	Oaktree PRE Life Sciences Fund GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP IIA, LLC
Its:	General Partner
By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree Capital Group, LLC

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Atlas OCM Holdings, LLC
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Brookfield Corporation

By:	/s/ Swati Mandava
	Name:	Swati Mandava
	Title:	Managing Director, Legal & Regulatory

BAM Partners Trust

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

Brookfield Asset Management ULC

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Managing Director, Legal & Regulatory